Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
by and among
HEALTH SYSTEMS SOLUTIONS, INC.,
HSS ACQUISITION CORP.
and
EMAGEON INC.
Dated as of October 13, 2008

i

Table of Contents
(continued)

ii

Table of Contents
(continued)

iii

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 13, 2008 by and among HEALTH SYSTEMS SOLUTIONS, INC., a Nevada corporation (“Parent”), HSS ACQUISITION CORP., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and EMAGEON INC., a Delaware corporation (the “Company”).
RECITALS:
     WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent, upon the terms and conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
     WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of the Strategic Alternatives Committee, has approved this Agreement and declared it advisable to enter into this Agreement, and has resolved to recommend that the stockholders of the Company adopt this Agreement;
     WHEREAS, the board of directors of Parent and the board of directors and stockholders of Merger Sub have approved and adopted this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent and Merger Sub entering into this Agreement and incurring the obligations set forth herein, Parent is entering into a voting agreement with certain executive officers and directors, and Affiliates thereof, of the Company in the form of Exhibit A attached hereto (the “Voting Agreement”);
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Stanford Financial Group is entering into the Purchase Agreement with Parent and Parent has agreed to enter into the Deposit Escrow Agreement with the Company; and
     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, Parent, Merger Sub and the Company, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Certain Definitions.

          (a) For purposes of this Agreement:
          “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.
          “Business Day” means, any day, other than a Saturday, Sunday or a day on which banking institutions are generally closed.
          “Company Material Adverse Effect” means any event, change, occurrence or effect (each, a “Change”), individually or when taken together with all other Changes, that is or reasonably would be expected to (i) be materially adverse to the business, financial condition, results of operations, assets, liabilities, or properties of the Company and its Subsidiaries, taken as a whole, other than any Change relating to or resulting from: (A) Changes or developments in the economic, business, financial or regulatory environment affecting the industries in which the Company and its Subsidiaries operate, so long as such Changes or developments do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (B) any occurrence or threats of terrorist acts or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disaster or act of God affecting the United States, so long as each of the foregoing do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (C) Changes in the national or world economy or national or foreign financial, credit or securities markets as a whole, so long as such Changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (D) the suspension of trading in securities generally on the New York Stock Exchange, American Stock Exchange or NASDAQ, (E) Changes in applicable Law or GAAP or the enforcement or interpretation thereof after the date hereof, so long as such Changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (F) the identity of Parent or any of its Affiliates as the acquiror of the Company, (G) the failure of the Company to meet any public expectations, projections, forecasts or estimates of revenues or earnings for any period ending on or after the date hereof (it being understood, however, that any Change contributing, directly or indirectly, to such failure may, except as provided in any of subsections (A), (B), (C), (D), (E), (F), (H), (I) or (J) of this definition, be deemed to constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred), (H) any Change, in and of itself (it being understood, however, that any facts underlying such Change may, except as provided in any of subsections (A), (B), (C), (D), (E), (F), (G), (I) or (J) of this definition, be deemed to constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred), in the market price or trading volume of the equity securities of the Company on or after the date hereof, (I) acts or omissions of Parent or the Merger Sub after the date of this Agreement, or (J) taking any action required by this Agreement, or taking or not taking any action at the request of, or with the express written consent of, Parent; or (ii) materially impair the ability of the Company to consummate the Merger.
          “Company Termination Fee” means $3,000,000.
          “Contract” means any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral.
          “Deposit Escrow Agreement” means that certain deposit escrow agreement by and among Parent, the Company and an escrow agent to be selected by Parent and reasonably acceptable to the Company, which shall be in customary form and shall contain provisions substantially the same as the provisions set forth on Exhibit D attached hereto, to be entered into as soon as reasonably practicable following the date hereof, providing for a deposit upon the execution thereof by Parent (or an Affiliate or Representative thereof) of $5,000,000 to an escrow account, subject to the terms and conditions set forth therein.
          “Environmental Laws” means any and all applicable federal, state or local statutes, regulations, ordinances, codes or permits of the United States, or any state, local, or municipal governmental entity, regulating or imposing liability or standards of conduct concerning protection of the environment (including indoor air, ambient air, surface water, groundwater, land surface, subsurface strata, or plant or animal species) or human health as affected by the environment or Hazardous Substances (including employee health and safety).
          “Hazardous Substance” means all explosive or radioactive substances, materials or wastes, hazardous or toxic substances, materials or wastes, friable asbestos, friable asbestos-containing materials, toxic mold, petroleum or any fraction thereof, and all other substances, materials or wastes that are regulated pursuant to any applicable Environmental Law.
          “Intellectual Property” means shall mean (a) all patents and patent applications, and all patents issuing thereon, including utility, model and design patents and certificates of invention, together with all reissue patents, patents of addition, divisionals, renewals, continuations, continuations-in-part, substitutions, additions, extensions, including supplemental protection certificates, registrations, confirmations, re-examinations and all foreign counterparts of the forgoing which are in the process of being prepared, and all inventions and improvements disclosed therein; (b) all know-how, including without limitation as they exist anywhere in the world, trade secrets, formulae, ideas, concepts, inventions and invention disclosures not subject to (a) above, whether or not patentable, discoveries, innovations, improvements, results, reports, information and data (including without limitation all business and technical information, and information and data relating to research, development, analytical methods, processes, formulations and compositions), research summary data, research raw data, laboratory and programmer notebooks, methods, procedures, proprietary technology and information, operating and maintenance manuals, engineering and other drawings and sketches, manufacturing and production processes and techniques, designs, specifications, and blueprints; (c) customer lists, supplier lists, pricing information, cost information, business and marketing research, plans, protocols, information and proposals, and the like not subject to (b) above; (d) registered and unregistered trademarks, service marks, trade dress, trade names, brand names, designs, logos, commercial symbols and corporate names, and all goodwill associated therewith, and the right to recover for past infringement thereof, heretofore or hereafter filed or having legal force in any country of the world; (e) copyrights and all works of authorship, whether or not registered or copyrightable, and all applications, registrations, and renewals in connection therewith, including all rights to the foregoing throughout the world; (f) databases, graphics and schematics; (g) all Software and all copyrights therein throughout the world; (h) all application programming interfaces, access to proprietary databases or other information sources; (i) all domain names, Internet addresses and other computer identifiers, web sites, URLs, web pages, registrations for any of the foregoing and similar rights and items, as they exist anywhere in the world; and (j) all copies and tangible embodiments of the foregoing, whether whole or partial (in whatever form or medium, including, but not limited to, electronic media).
          “Knowledge” means, when used with respect to the Company, the actual knowledge of the Persons set forth in Section 1.1(a) of the Company Disclosure Letter after due inquiry. “Knowledge” means, when used with respect to Merger Sub and Parent, the actual knowledge of the Persons set forth in Section 1.1(a) of the Acquiror Disclosure Letter after due inquiry.
          “Laws” means any domestic or foreign laws, statutes, ordinances, rules or regulations enacted, issued, adopted, promulgated or applied by any Governmental Entity that are applicable to the Persons or Persons referenced.
          “Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, charges, restrictions on voting or transfer, or other encumbrances that are material to the specific property referenced.
          “Merger Sub Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, materially impairs the ability of Parent or Merger Sub to consummate the Merger.
          “Order” means any order, judgment, injunction, award or decree adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.
          “Permit” means any permit, license, approval, franchise, agreement, qualification, authorization or registration of any Governmental Entity.
          “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmens’, repairmens’, materialmens’ or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, covenants and rights of way

(unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions; (vii) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on, or materially affect the use or benefit to the owner of, the assets or properties to which they specifically relate; (viii) licenses of or other agreements related to Intellectual Property which are not intended to secure an obligation; and (ix) such other Liens that in the aggregate are not material.
          “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).
          “Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, members, managers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent, Merger Sub or the Company, as applicable, and their respective Subsidiaries.
          “Requisite Stockholder Vote” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the voting power of the shares of Common Stock outstanding and entitled to vote thereon.
          “Software” means all computer programs, including operating systems, application programs, software tools, and firmware and software imbedded in equipment, including both object code and source code.
          “Strategic Alternatives Committee” means the committee of the Company Board, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, that was empowered by the Company Board on April 24, 2007, and reconstituted on June 22, 2008, for the purpose of, among other things, evaluating, and making a recommendation to the full Company Board with respect to potential strategic alternatives for the Company, including this Agreement and the transactions contemplated hereby, including the Merger, and shall include any successor committee to the Strategic Alternatives Committee existing as of the date of this Agreement or any reconstitution thereof.
          “Subsidiary” means, when used with respect to Parent, Merger Sub or the Company, any other Person (whether or not incorporated) that Parent, Merger Sub or the Company, as applicable, directly or indirectly owns or has the power to vote or control more than 50% of any class or series of capital stock or other equity interests of such Person.
          “Superior Proposal” means any written Takeover Proposal that the Company Board (or the Strategic Alternatives Committee, as applicable) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (i) to be more favorable from a financial perspective (taking into account such legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and other transactions contemplated by this Agreement and such other factors, matters and issues, as are deemed relevant by the Company Board (or the Strategic Alternatives Committee, as applicable), and the anticipated timing, conditions and prospects for completion of such Takeover Proposal) to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that all percentages in the definition of “Takeover Proposal” shall be increased to “50%” and (ii) is likely (based on the good faith belief of the Company Board (or the Strategic Alternatives Committee)) to be consummated on the terms set forth therein if accepted.
          “Takeover Proposal” means any proposal or offer from any Person or group of Persons other than Parent that provides for, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of (i) 20% or more of the value (as determined by the Company Board) of the consolidated assets of the Company and its Subsidiaries, (ii) beneficial ownership of securities representing 20% or more (by vote or value) of the outstanding securities of the Company, (iii) any tender offer, self tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning securities representing 20% or more (by vote or value) of the outstanding securities of the Company, or (iv) any merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).
          “Tax” means any and all federal, state, local, foreign and other taxes, levies, fees, duties, and similar charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) imposed, assessed or collected by or under the authority of any Governmental Entity.
          “Tax Returns” means any and all reports, returns, declarations, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes.
          (b) For purposes of this Agreement, the following terms have the meanings set forth in the Sections listed below:

Defined Term	Section
Acquiror Disclosure Letter	Article IV
Affiliate Transaction	3.21
Agreement	Preamble
Alternative Acquisition Agreement	5.3(d)
Antitrust Division	5.8(a)
Book-Entry Shares	2.2(c)
Certificate	2.2(c)
Certificate of Merger	2.1(b)
Change	1.1(a)
Closing	2.1(b)
Closing Date	2.1(b)
Excluded Shares	2.2(a)
Financing	4.7(a)
Foreign Merger Control Laws	3.5
FTC	5.8(a)
GAAP	3.8(c)
Governmental Entity	3.5
HSR Act	3.5
Indemnified Parties	5.7(a)
Indemnifying Party	5.7(a)
IRS	3.13(a)
Leases	3.17

Defined Term	Section
Code	2.3(c)
COBRA	3.13(d)
Common Stock	2.2(a)
Company	Preamble
Company Benefit Plan	3.13(a)
Company Board	Recitals
Company Board Recommendation	3.2(a)
Company Certificate	2.6(a)
Company Disclosure Letter	Article III
Company Licensed Intellectual Property	3.15(d)
Company Organizational Documents	3.6(a)
Company Owned Intellectual Property	3.15(a)
Company Proxy Statement	3.5
Company Restricted Shares	2.5(b)
Company RSU	2.5(c)
Company SEC Documents	3.8(a)
Company Stock Option	2.5(a)
Company Stock Plans	2.5(a)
Company Stockholders Meeting	3.5
Confidentiality Agreement	5.2(a)
Continuation Period	5.6(a)
D&O Insurance	5.7(b)
DGCL	Recitals
Dissenting Shares	2.4
Dissenting Stockholder	2.4
Effective Time	2.1(b)
Employee Benefits	5.6(a)
Employees	5.6(a)
Equity Award Amounts	2.5(d)
ERISA	3.13(b)
Exchange Act	3.5
Legal Action	3.11
Material Contract	3.12(a)
Measurement Date	3.3(a)
Merger	Recitals
Merger Consideration	2.2(b)
Merger Sub	Preamble
Multiemployer Plan	3.13(a)
NASDAQ	3.5
New Plans	5.6(b)
New Purchase Agreement	5.12(c)
Notice Period	5.3(d)
Old Plans	5.6(b)
Outside Date	7.2(a)
Parent	Preamble
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Pre-Closing Service	5.6(b)
Preferred Stock	3.3(a)
Purchase Agreement	4.7(a)
Real Property	3.17
Recommendation Change	5.3(d)
SEC	3.5
Securities Act	3.5
Shares	2.2(b)
SIBL	4.7(a)
Significant Suppliers	3.25
Solvent	4.9
SRO	3.5
SunTrust	3.19
Surviving Corporation	2.1(a)
Third Party Beneficiary	8.7
Treasury Regulations	2.3(c)
Voting Agreement	Recitals
     Section 1.2 Interpretation.

          (a) The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions apply equally to both the singular and plural forms of the terms defined. All references in this Agreement, the Company Disclosure Letter and the Acquiror Disclosure Letter to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise.
          (b) The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.
ARTICLE II
THE MERGER
     Section 2.1 The Merger.
          (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (i) Merger Sub will be merged with and into the Company, (ii) the separate corporate existence of Merger Sub will cease, and (iii) the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL.
          (b) Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York, at 10:00 a.m., local time, within two (2) Business Days following the day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or, if permissible, waived in accordance with this Agreement, or another date mutually agreed to in writing by Parent and the Company. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the date on which the Closing actually occurs being hereinafter referred to as the “Closing Date,” and the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

     Section 2.2 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Merger Sub, Parent or the Company or any holder of any securities of Merger Sub, Parent or the Company:
          (a) Cancellation of Certain Common Stock. Each share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) that is owned by Merger Sub, Parent, the Company (as treasury stock or otherwise) or any Subsidiary of the Company (each an “Excluded Share,” and collectively the “Excluded Shares”) will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.
          (b) Conversion of Common Stock. Each share of Common Stock (each share of Common Stock, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and, except as provided in Section 2.4, Dissenting Shares), will be converted into the right to receive $2.85 in cash from the Surviving Corporation (through the Paying Agent as provided in Section 2.3), without interest (the “Merger Consideration”).
          (c) Cancellation of Shares. At the Effective Time, all Shares will cease to be outstanding, will be cancelled and will cease to exist, and, in the case of non-certificated shares represented by book-entry (“Book-Entry Shares”), the names of the former registered holders will be removed from the registry of holders of such Shares, and, subject to Section 2.4, each holder of a certificate formerly representing any such Shares (each, a “Certificate”) and each holder of a Book-Entry Share, in each case other than Excluded Shares and Dissenting Shares, will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.3 and any dividends declared with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, in each case without interest.
          (d) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.
     Section 2.3 Surrender of Certificates and Book-Entry Shares.
          (a) Paying Agent. Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares and Dissenting Shares), Parent will (i) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.3(f)) and the Book-Entry Shares in accordance with this Article II from time to time after the Effective Time. On the Closing Date, contemporaneously with the filing of the Certificate of Merger, Parent or Merger Sub will deposit, or cause to be deposited, with the Paying Agent cash in the amount necessary for the payment of the Merger Consideration pursuant to Section 2.2(b) upon surrender of such Certificates and Book-Entry Shares (such cash being herein referred to as the “Payment Fund”).

The Payment Fund shall not be used for any purpose other than the payment of Merger Consideration pursuant to Section 2.2(b) and the terms of this Agreement. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, however, that such investments shall be (i) in obligations of, or guaranteed by, the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be the property of and payable to the Surviving Corporation.
          (b) Payment Procedures. Prior to or promptly after the Effective Time, but in no event more than three (3) Business Days after the Effective Time, the Surviving Corporation or Parent will cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares and Dissenting Shares) a letter of transmittal in customary form reasonably acceptable to the Company and Parent (which shall specify that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.3(f)) or Book-Entry Shares, as the case may be, to the Paying Agent) and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.3(f)) and Book-Entry Shares in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof and a bond, if required, pursuant to Section 2.3(f)) or Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration (after giving effect to any required tax withholdings) for each Share (other than Excluded Shares and Dissenting Shares) formerly represented by such Certificate or Book-Entry Share that such holder has the right to receive pursuant to this Article II, and the Certificate or Book-Entry Share so surrendered will be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.
          (c) Withholding Taxes; Transfer Taxes. Parent, the Surviving Corporation or the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares, Company Stock Options, Company Restricted Shares or Company RSU’s, as the case may be, any amounts required to be deducted and withheld with respect to such payments under the Internal Revenue Code of 1986 (the “Code”), and the rules and Treasury regulations thereunder (the “Treasury Regulations”), or any provision of state, local or foreign Tax law. Any amounts so deducted and withheld will be timely paid to the applicable Tax authority and will be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Stock Options, Company Restricted Shares or Company RSUs, as the case may be, in respect of which such deduction and withholding was made. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the Merger shall be paid by Parent, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns in respect of such Taxes.
          (d) No Further Transfers. At the close of business on the day on which the Effective Time occurs, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to such close of business. If, after such close of business, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.
          (e) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares eighteen (18) months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation and Parent for payment of such holder’s claims for Merger Consideration. Notwithstanding the foregoing, to the fullest extent permitted by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may reasonably determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration pursuant to this Agreement.
     Section 2.4 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent provided under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by any stockholder that has neither voted in favor of the adoption of this Agreement nor consented thereto in writing and that has demanded properly in writing appraisal for such Shares and otherwise properly perfected and not withdrawn or lost such stockholder’s rights in accordance with Section 262 of the DGCL (each such stockholder a “Dissenting Stockholder,” and such Shares the “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration. Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in this Article II and will no longer be Dissenting Shares. The Company will give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company will give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.
     Section 2.5 Treatment of Company Equity Awards.
          (a) As of the Effective Time, each option to acquire shares of Common Stock (a “Company Stock Option”) under the Company Benefit Plans identified in Section 3.13(a) of the Company Disclosure Letter pursuant to which Shares can be issued (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become vested (a complete list of which is set forth on Section 2.5(a) of the Company Disclosure Letter as of the date of this Agreement) with respect to the maximum number of shares of Common Stock covered thereby and be cancelled, and the holder of such Company Stock Option will be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option multiplied by (ii) the maximum number of Shares subject to such Company Stock Option with respect to which such Company Stock Option shall not theretofore have been previously exercised.
          (b) At the Effective Time, each Share subject to a restricted stock agreement under the Company Stock Plans (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time (a complete list of which is set forth on Section 2.5(b) of the Company Disclosure Letter as of the date of this Agreement) shall become fully vested and free of all restrictions as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.2.
          (c) As of the Effective Time, each restricted stock unit award with respect to Shares granted by the Company under the Company Stock Plans (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time (a complete list of which is set forth on Section 2.5(c) of the Company Disclosure Letter as of the date of this Agreement) shall be cancelled, and the holder of such Company RSU shall be entitled to receive from the Surviving Corporation an amount in cash equal to (i) the Merger Consideration multiplied by the maximum number of Shares subject to such Company RSU as of the Effective Time plus (ii) any dividend equivalents accrued with respect to such Company RSU prior to the Effective Time but not yet distributed as of the Effective Time (other than any such dividend equivalents that are held in the form of Company RSUs as of the Effective Time).
          (d) The amounts payable under Section 2.5(a), Section 2.5(b) and Section 2.5(c) shall be referred to herein as the “Equity Award Amounts.” All Equity Award Amounts shall, subject to Section 2.3(b), be paid by the Surviving Corporation as promptly as practicable following the Effective Time, without interest, except as necessary to comply with Section 409A of the Code.

          (e) The Company shall use reasonable efforts to ensure that, as of the Effective Time, the Company Stock Plans shall terminate and no person shall have any right under the Company Stock Plans, except as set forth herein.
          (f) Prior to the Effective Time, the Company Board (or a committee thereof) will adopt such resolutions and will take such other actions as shall be required to effect the actions contemplated by this Section 2.5.
     Section 2.6 Certificate of Incorporation and Bylaws.
          (a) At the Effective Time, the Company’s certificate of incorporation (the “Company Certificate”), as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit B attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; and
          (b) The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as the bylaws of Merger Sub (except that the name shall change to the name of the Surviving Corporation) and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
     Section 2.7 Directors and Officers of Surviving Corporation. The directors and officers of Merger Sub as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of the Surviving Corporation.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the letter delivered to Parent and Merger Sub by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:
     Section 3.1 Organization; Power; Qualification. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (to the extent such concept is legally recognized) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

     Section 3.2 Corporate Authorization; Enforceability.
          (a) The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to receipt of the Requisite Stockholder Vote. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Company Board, subject, in the case of the Merger, to receipt of the Requisite Stockholder Vote. No other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger or the other transactions contemplated hereby other than, in the case of the Merger, the Requisite Stockholder Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL. Subject to Section 5.3(d), the Company Board, acting upon the recommendation of the Strategic Alternatives Committee, has unanimously, by resolutions adopted at a meeting duly called and held, (i) approved and declared advisable this Agreement and the transactions contemplated hereby, (ii) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders, and (iii) resolved to recommend that the Company’s stockholders vote in favor of adoption of this Agreement (the “Company Board Recommendation”) and directed that the Agreement be submitted to the holders of the Shares for their adoption of the plan of merger contained in this Agreement at a stockholders meeting duly called and held for such purpose. The Requisite Stockholder Vote is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and for the Company to consummate the Merger and the other transactions contemplated hereby.
          (b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws, now or hereafter in effect, relating to creditor’s rights generally, (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity), and (iii) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.
     Section 3.3 Capitalization; Equity Awards.
          (a) The Company’s authorized capital stock consists solely of 165,050,000 shares of Common Stock and 88,415,000 shares of preferred stock, par value $0.001 per share, (the “Preferred Stock”). As of the close of business on October 12, 2008 (the “Measurement Date”), 21,423,344 shares of Common Stock were issued and outstanding (including Company Restricted Shares), all of which are validly issued, fully paid and nonassessable, and no shares of Preferred Stock were issued or outstanding. As of the Measurement Date, 175,755 shares of Common Stock and no shares of Preferred Stock were held in the treasury of the Company. No Shares are held by any Subsidiary of the Company. As of the Measurement Date, Company

Stock Options to purchase 2,516,017 shares of Common Stock were outstanding and 134,361 shares of Common Stock were subject to outstanding Company RSUs. As of the date of this Agreement, except as set forth in this Section 3.3, or in Section 3.3 of the Company Disclosure Letter, there are no outstanding shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company. From the Measurement Date through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options or settlement of Company RSUs, in each case, outstanding as of the Measurement Date, there have been no issuances of any securities of the Company.
          (b) Section 3.3 of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of outstanding Company Restricted Shares, Company Stock Options and Company RSUs, including the holder thereof, the date of grant, the term (in the case of Company Stock Options), the number of Shares subject to such Company Stock Option or Company RSU, the Company Stock Plan under which such award was granted and, where applicable, the exercise price.
          (c) Except as set forth in this Section 3.3 and except pursuant to the Company Stock Plans, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares, Preferred Stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company.
          (d) There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the Common Stock other than the Voting Agreement.
          (e) There are no agreements or understandings requiring consent or approval from the holder of any Company Stock Options, Company Restricted Shares, Company RSUs or warrants to purchase any Shares, Preferred Stock, or capital stock of the Company or any of its Subsidiaries to effectuate the terms of this Agreement.
     Section 3.4 Subsidiaries. Section 3.4 of the Company Disclosure Letter lists each Subsidiary of the Company as of the date of this Agreement and the jurisdiction of organization of each such Subsidiary. All of the issued and outstanding shares of capital stock, voting securities, profits interests or other equity or equity-like interests of the Company’s Subsidiaries are directly or indirectly owned, beneficially and of record, by the Company, free and clear of all Liens, other than Liens created as a result of federal or state securities laws, Liens for Taxes not yet due or that are being contested in good faith and Liens imposed or granted pursuant to or in connection with the Company’s existing credit facilities or other outstanding indebtedness, and all such shares or interests have been duly authorized, validly issued and fully paid and, in the case of shares of capital stock issued by a corporate entity formed under the laws of the United States, nonassessable, free of any preemptive rights.

     Section 3.5 Required Filings and Consents. The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any international, foreign, national, federal, state, provincial or local governmental, regulatory or administrative authority, including the SEC and any self-regulatory authority (“SRO”) (including The NASDAQ Global Market, or any successor entity or entities thereto (“NASDAQ”)), agency, commission or court (each, a “Governmental Entity”), other than: (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); (iii) any filings with, and approvals from, relevant state securities administrators or related to the blue sky laws of various states; (iv) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to a special meeting of the holders of the Company’s Common Stock to consider the adoption of this Agreement (the “Company Stockholders Meeting”); (v) the filings or notices required by, and any approvals required under the rules and regulations of NASDAQ or other SROs; (vi) compliance with and filings under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable, and (B) other applicable competition or merger control Laws of any jurisdiction (the “Foreign Merger Control Laws”); and (vii) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.6 Non Contravention. The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, will not:
          (a) conflict with or result in any breach of any provision of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement (the “Company Organizational Documents”);
          (b) result in any violation, or the breach of, constitute a default, give rise to any right of modification, termination, cancellation or acceleration under, or result in the creation or imposition of a Lien under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or the imposition of Liens, as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time;
          (c) contravene or conflict with, or result in any violation or breach of, any material Permit of the Company or any of its Subsidiaries; or
          (d) violate in any material respect the provisions of any Law or Order applicable to the Company or any of its Subsidiaries.

     Section 3.7 Compliance with Laws and Permits.
          (a) The Company and each of its Subsidiaries are and have been since January 1, 2005 in compliance in all material respects with applicable Laws.
          (b) The Company and each of its Subsidiaries holds all material Permits necessary for the ownership, operation and use of the respective properties and assets of the Company and its Subsidiaries and the conduct of their respective businesses as currently conducted. All such material Permits are in full force and effect and no suspension or cancellation of any of the material Permits is pending or, to the Knowledge of the Company, threatened.
          (c) Since January 1, 2006, no Governmental Entity has, to the Knowledge of the Company, initiated, and no Governmental Entity has provided written notice to the Company or its Subsidiaries of, any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries, except, in the case of any proceeding or investigation initiated or with respect to which written notice was provided since the date of this Agreement, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.
     Section 3.8 Financial Reports and SEC Documents.
          (a) The Company has filed or furnished all forms, statements, certifications, reports and documents required to be filed with, or furnished to, the SEC pursuant to the Exchange Act since January 1, 2006 (the forms, statements, reports and documents filed or furnished with the SEC since January 1, 2006, including any exhibits and amendments thereto, the “Company SEC Documents”). Each of the Company SEC Documents, at the time of its filing or furnishing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed with, or furnished to, the SEC prior to the date of this Agreement), complied in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act. As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed or furnished with the SEC prior to the date of this Agreement, the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Company’s Knowledge, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC investigation or outstanding material SEC comment.
          (b) The Company maintains disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. These disclosure controls and procedures were designed to ensure that (i) material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
          (c) The Company maintains internal control over financial reporting as required by Rule 13a-15 under the Exchange Act. This internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“GAAP”) (and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.
          (d) Each of the consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (i) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date of each such balance sheet, and the results of operations and cash flows of the Company and its Subsidiaries, as the case may be, for the periods set forth in each such consolidated statement of income, changes in stockholders’ equity and cash flows (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), and (ii) has in each case been prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.
     Section 3.9 Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto), other than (i) liabilities or obligations in the amounts reflected on, or reserved against, in the Company’s consolidated balance sheet as of December 31, 2007 (or the notes thereto) included in the Company’s financial statements, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2007, (iii) liabilities or obligations that are not material to the financial condition of the Company and its Subsidiaries, taken as a whole, and (iv) liabilities or obligations incurred by the Company in connection with the transactions contemplated by this Agreement.

     Section 3.10 Absence of Certain Changes.
          (a) From December 31, 2007 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.
          (b) From December 31, 2007 through the date of this Agreement, there has not been a Company Material Adverse Effect, and there has not been any Change that would reasonably be expected to have a Company Material Adverse Effect.
          (c) From December 31, 2007 through the date of this Agreement, there have not been:
               (i) any amendments or changes in the Company Organizational Documents;
               (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;
               (iii) any split, combination or reclassification of any of the capital stock or other equity interest of the Company or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the capital stock or other equity interest of the Company or any of its Subsidiaries;
               (iv) any material change in accounting methods, principles or practices used by the Company affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP; or
               (v) any action or event that would require Parent’s consent under Section 5.1 if such action or event had occurred after the date of this Agreement.
          (d) Except (i) as required pursuant to the terms of any Company Benefit Plan as in effect on December 31, 2007, (ii) as required to comply with applicable Law (including Section 409A of the Code) or (iii) in the ordinary course of business consistent with past practice, since December 31, 2007 through the date of this Agreement, there has not been any (A) grant or payment of any severance or termination benefits to any director, officer or employee of the Company or any of its Subsidiaries, (B) material increase in the compensation, perquisites or benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, (C) grant of equity or equity-based awards that may be settled in Shares, Preferred Stock or any other securities of the Company or any of its Subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any Shares, Preferred Stock or other Company securities or Subsidiary securities, or (D) acceleration in the vesting or payment of compensation payable or benefits provided or to become payable or to be provided to any current or former director, officer or employee of the Company or any of its Subsidiaries.
     Section 3.11 Litigation. There are no material (a) claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings, arbitrations, or hearings, notices of violation

(each, a “Legal Action”), or, to the Company’s Knowledge, investigations before any Governmental Entity pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, or (b) outstanding Orders against the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected.
     Section 3.12 Contracts.
          (a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:
               (i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement that has not been filed, described, or incorporated by reference in the Company SEC Documents;
               (ii) employment agreement pursuant to which an employee is entitled to receive a base salary in excess of $100,000 per year (other than those that are terminable at will by the Company or any of its Subsidiaries, as applicable, without cost, payment or penalty);
               (iii) loan or guaranty agreement, indenture or other instrument, contract or agreement under which in excess of $200,000 has been borrowed or loaned or any note, bond or other evidence of indebtedness in excess of $200,000 has been issued, other than guarantees by the Company of real property leases of certain of its subsidiaries;
               (iv) mortgage, security agreement, conditional sales contract, capital lease or similar agreement with total payments in excess of $200,000 per year or that effectively creates a lien, encumbrance or security interest on any material assets of the Company or any of its Subsidiaries;
               (v) any Leases requiring the Company to make payments in excess of $100,000 per year;
               (vi) material partnership or joint venture agreement;
               (vii) collective bargaining agreement;
               (viii) agreements relating to the acquisition of any material assets or relating to the merger or consolidation of the Company or any of its Subsidiaries with any other entity that have (A) not been consummated as of the date hereof or (B) that, if consummated as of the date hereof, have any remaining outstanding monetary obligations in excess of $200,000;
               (ix) investment banking agreement of any kind or nature whatsoever;
               (x) contract, whether as licensor or licensee, for the license of any patent, know-how, trademark, trade name, service mark, copyright or other intangible asset that provides for payments by or to the Company or such Subsidiary in excess of $100,000 per year (other than licenses of commercial off-the-shelf computer software);

               (xi) contract which contains any provision that would prohibit or materially restrict the ability of the Company or any of its Subsidiaries from engaging in business or from competing with any other parties, including, but not limited to, operating in any geographical area;
               (xii) other agreements (other than those listed in clauses (i) through (xi) above) (A) with a term longer than one (1) year from the date hereof that involve payments by the Company and/or any of its Subsidiaries in excess of $200,000 per year; or (B) with a term less than one (1) year from the date hereof that involve payments by the Company and/or any of its Subsidiaries in excess of $200,000, that are not terminable without premium or penalty on less than 30 days’ notice;
               (xiii) agreements or insurance policies providing for indemnification of any officer or director of the Company or any of its Subsidiaries, other than the existing directors’ and officers’ insurance policies and the certificate of incorporation and bylaws or other organizational documents, as currently in effect, of the Company and each of its Subsidiaries; or
               (xiv) agreements evidencing a loan to any officer or director of the Company or any of its Subsidiaries, other than advances for expenses pursuant to the Company’s standard expense reimbursement policies.
Each contract, arrangement, commitment or understanding described in clauses (i) through (xiv), filed in the Company SEC Documents, or set forth in Section 3.12(a) of the Company Disclosure Letter, is referred to herein as a “Material Contract.”
          (b) Each Material Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, other than any such Material Contract that expires or is terminated after the date hereof in accordance with its terms or amended (as permitted by Section 5.1) by agreement with the counterparty thereto (provided that, if any such Material Contract is so amended or terminated in accordance with its terms after the date hereof, then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment or termination, the reference to “Material Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended and shall be deemed to exclude any such terminated contract). The Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under each Material Contract, except where such noncompliance would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Material Contract: (A) is in breach of or in default under any Material Contract, or (B) knows of, or has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of such party under any such Material Contract. True and complete copies of all written Material Contracts and true and correct summaries of all oral Material Contracts have been delivered or made available to Parent.

     Section 3.13 Benefit Plans.
          (a) Section 3.13(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including each Multiemployer Plan and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive (equity-based or otherwise), deferred compensation, welfare benefit, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any material liability (each, a “Company Benefit Plan”). No entity other than the Company and its Subsidiaries is a member of the Company’s “controlled group” (within the meaning of Section 414 of the Code). With respect to each such Company Benefit Plan, and with respect to any Company Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), to the extent in the Company’s possession or control, the Company has provided or made available to Parent true, complete and correct copies of (i) each such Company Benefit Plan; (ii) the most recent summary plan descriptions for each such Company Benefit Plan for which a summary plan description is required by applicable Law; (iii) the three (3) most recent annual reports on Form 5500 filed with the Internal Revenue Service (“IRS”); (iv) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion letter received from the IRS; (v) the most recent actuarial report and/or financial statements, to the extent that any such reports or financial statements are required under applicable Law to be prepared with respect to such Company Benefit Plan; and (vi) any related trust agreement or funding instrument now in effect or required in the future as a result of the transactions contemplated by this Agreement.
          (b) No Company Benefit Plan is subject to Title IV of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 412 of the Code or is a Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.
          (c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter or opinion letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened. Each Company Benefit Plan, other than a Multiemployer Plan, has been established, funded and administered in compliance, in all material respects, with its terms and with the applicable provisions of ERISA, the Code and other applicable Laws. All contributions required by applicable Law to have been made by the Company or its Subsidiaries as of the Effective Time with respect to each Company Benefit Plan in respect of current or prior plan years have been made in all material respects or, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, such contributions have been accrued in all material respects in accordance with GAAP.

          (d) There are no Company Benefit Plans under which welfare benefits are provided to past employees or made available to present employees of the Company and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws or other applicable Laws or the full cost of which is paid by such employees or their dependents.
          (e) Except as provided in Section 2.5, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby (alone or in combination with any other event) would: (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or its Subsidiaries or with respect to any Company Benefit Plan (except as required by applicable Law); (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, other than vesting to comply with Section 401(a) of the Code; (iv) trigger the funding of any compensation or benefits due to any current or former employee of the Company or its Subsidiaries (except as required by applicable Law); (v) result in any “excess parachute payment” within the meaning of Section 280G of the Code pursuant to any Company Benefit Plan or other plan or agreement as in effect on the date of this Agreement; or (vi) result in any payment that would be nondeductible under Code Section 162(m).
          (f) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability, none of the Company, any of its Subsidiaries, or any Company Benefit Plan, nor to the Knowledge of the Company, any “disqualified person”(as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(14) of ERISA) with respect to any Company Benefit Plan, has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan. With respect to any Company Benefit Plan, as of the date of this Agreement, (i) no Legal Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the IRS but excluding routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Legal Actions, except in the case of both clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to result in a material liability.
          (g) Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code, complies with (or with respect to the period prior to the Closing was in good faith compliance with or availed itself of transition relief with respect to) the requirements of Code Section 409A(a)(2), (3), and (4) and any Internal Revenue Service guidance issued thereunder and to the Knowledge of the Company no amounts under any such Company Benefit Plan are or have been subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B). The Company does not have any actual or potential obligation to reimburse or otherwise gross-up any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).

          (h) Except where such misclassification would not result in a material liability to the Company and its Subsidiaries, taken as a whole, there are no individuals who would be treated as employees of the Company or any of its Subsidiaries for purposes of federal or state tax law who were characterized by the Company or any of its Subsidiaries as independent contractors, consultants, leased employees or similar non-employee classification.
          (i) Each Company Benefit Plan established or maintained for the benefit of Canadian employees has been administered in material compliance with all applicable Laws.
     Section 3.14 Taxes.
          (a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed and all such Tax Returns are true, correct and complete in all material respects. There are no adjustments relating to such Tax Returns that have been proposed in writing by any Tax authority and there are no Tax liens on any of the assets for Taxes that are not Permitted Liens. The Company has delivered or made available to Parent true and complete copies of all material federal, state, and local income Tax Returns filed since January 1, 2006.
          (b) The Company and its Subsidiaries have paid, or will timely pay, all material Taxes required to be paid by any of them shown as due and payable on such Tax Returns except to the extent that such Taxes are being contested in good faith and the Company, or the appropriate Subsidiary, has set aside reserves in accordance with GAAP. The Company and its Subsidiaries have provided, in all material respects, for any Taxes that are not yet due and payable for all taxable periods on the most recent financial statements contained in the Company SEC Documents to the extent required by GAAP or in the case of foreign entities, in accordance with generally applicable accounting principles in the relevant jurisdiction.
          (c) As of the date of this Agreement, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending. The Company has not received any written requests for information by any Tax authority that are currently outstanding that could adversely affect the Taxes of the Company or any of its Subsidiaries; and there are no proposed material reassessments received in writing by the Company of any property owned by the Company or any of its Subsidiaries or other proposals that could materially increase the amount of any Tax to which the Company or any of its Subsidiaries would be subject.
          (d) As of the date of this Agreement, no audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.
          (e) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments on account of Taxes after the Closing Date. Neither the Company nor any of its

Subsidiaries has any liability as a result of being or having been, before the Closing Date, a member of an affiliated, consolidated, combined or unitary group, other than a group of which the Company and its Subsidiaries are currently members, or as a result of a Tax sharing, Tax indemnity or Tax allocation agreement.
          (f) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, other than a transaction exempted from the reporting requirements of such Regulation.
          (g) The Company and its Subsidiaries have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder, member or other third party.
          (h) The Company has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period identified in section 897(c) (1)(A)(ii) of the Code.
          (i) The Company has not distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by section 355 or 361 of the Code.
     Section 3.15 Intellectual Property.
          (a) Section 3.15(a) of the Company Disclosure Letter sets forth a list of all registered Intellectual Property and material unregistered Intellectual Property which is owned by the Company or its Subsidiaries and which is material to the conduct of the business of the Company and its Subsidiaries, the “Company Owned Intellectual Property”).
          (b) The Company or one or more of its Subsidiaries owns or otherwise has a valid right to use all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as such is conducted as of the date of this Agreement.
          (c) Except as would not reasonably be expected to have a Company Material Adverse Effect, all registered Company Intellectual Property has been duly registered and/or filed, as applicable, with each applicable Governmental Entity in each applicable jurisdiction, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect.
          (d) To the Knowledge of the Company, none of the Company or its Subsidiaries has infringed upon or otherwise violated, or is infringing upon or otherwise violating, the Intellectual Property rights of any third party. To the Knowledge of the Company, no Person or any product or service of any Person is infringing upon or otherwise violating any Company Owned Intellectual Property. No licensor of any Intellectual Property which is owned by the Company or its Subsidiaries and which is material to the conduct of the business of the Company and its Subsidiaries (“Company Licensed Intellectual Property”) has notified the Company or any of its Subsidiaries in writing that any Person or any product or service of any

Person is infringing upon or otherwise violating in any material respect any Company Licensed Intellectual Property.
          (e) There are no outstanding Legal Actions instituted or pending against the Company or any of its Subsidiaries or which, to the Knowledge of the Company, have been threatened in writing, with respect to the infringement or violation by the Company or any of its Subsidiaries in any material respect of the Intellectual Property rights of a third party. The Company has not been notified in writing of any possible infringement or other violation, in any material respect, by the Company or any of its Subsidiaries of the Intellectual Property rights of any third party.
          (f) The Company and its Subsidiaries have taken commercially reasonable actions to protect, preserve and maintain the Company Owned Intellectual Property and to maintain the confidentiality and secrecy of their confidential information, trade secrets and proprietary information under applicable Law.
          (g) To the extent that any Software that is owned by a third party is distributed to customers of the Company or any of its Subsidiaries together with the Company Owned Intellectual Property, such third party rights have been identified in Section 3.15(g) of the Company Disclosure Letter, all necessary licenses have been obtained for, and no royalties or payments are due from the Company or any of its Subsidiaries in respect of, such Software.
          (h) Except as would not reasonably be expected to have a Company Material Adverse Effect (i) none of the source code of the Company or any of its Subsidiaries has been published or disclosed by the Company or any of its Subsidiaries except pursuant to a non-disclosure agreement, and (ii) except for source code provided to third party developers to make modifications or derivative works for the benefit of the Company or any of its Subsidiaries, no licenses or rights have been granted to a third person to distribute, or to otherwise use to create derivative works, the source code for any Software that was authored by the Company and that is commercially available from the Company or any of its Subsidiaries.
     Section 3.16 Insurance. Section 3.16 of the Company Disclosure Letter lists each material insurance policy maintained by the Company or its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with respect to their obligations under any of such insurance policies. Since January 1, 2006, neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination of any such policy or rejection of any material claim thereunder.
     Section 3.17 Real Property. Section 3.17 of the Company Disclosure Letter lists any and all (i) real property owned by the Company and its Subsidiaries (the “Real Property”) and (ii) leases (including subleases) of real property and any modifications or amendments thereto (the “Leases”), and with respect to the Leases (A) the rent (base and additional) due and payable thereunder and (B) the respective tenant’s proportionate share for taxes and operating expenses. The Company and each of its Subsidiaries have good, valid and marketable fee title to the Real Property, free and clear of all Liens, except for Permitted Liens and as expressly set forth on Section 3.17 of the Company Disclosure Letter, and good and valuable leasehold interests in the Leases. The Leases are in good standing, valid and effective against the Company and each of its Subsidiaries, as applicable, and there is not under any Lease any existing material default by the Company or any of its

Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto. The Company and its Subsidiaries have not entered into any agreements for the sale of the Real Property and will not enter into any such agreements without Parent’s and Merger Sub’s consent.
     Section 3.18 Takeover Statutes; No Rights Agreement.
          (a) Assuming the accuracy of the representations and warranties set forth in Section 4.10, the Company and the Company Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under the Company Certificate or the laws of Delaware or any other jurisdiction that is, or is reasonably likely to become, applicable to the Company as a result of the transactions contemplated by this Agreement, including the Merger.
          (b) The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock upon a change in control of the Company.
     Section 3.19 Opinion of Financial Advisor. SunTrust Robinson Humphrey, Inc. (“SunTrust”) has delivered to the Strategic Alternatives Committee, and provided a copy thereof to the Company Board, its written opinion (or oral opinion confirmed in writing) to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company from a financial point of view.
     Section 3.20 Brokers and Finders. Other than SunTrust and Jefferies & Company, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
     Section 3.21 Interested Party Transactions. Except for employment Contracts entered into in the ordinary course of business consistent with past practice or filed or incorporated by reference as an exhibit to a Company SEC Document, Section 3.21 of the Company Disclosure Letter sets forth a list, as of the date hereof, of the Contracts or other arrangements under which the Company or any of its Subsidiaries has any existing or future liabilities required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (each such Contract or other arrangement, an “Affiliate Transaction”).
     Section 3.22 Environmental Matters.
          (a) Neither the Company nor any of its Subsidiaries is the subject of any federal, state, local or foreign investigation, decree, order or judgment, and neither the Company nor any of its Subsidiaries has received any written notice or claim, or entered into any negotiations or agreements with any person, relating to any material liability or remedial action under any applicable Environmental Laws;

          (b) The Company and its Subsidiaries have materially complied and currently materially comply with all Environmental Laws;
          (c) Neither the Company nor any of its Subsidiaries has manufactured, treated, stored, disposed of, arranged for or knowingly permitted the disposal of, generated, handled or released any Hazardous Substance or, to the Knowledge of the Company, owned or operated any property or facility, in each case in a manner that has given or would reasonably be expected to give rise to any material liability under Environmental Laws;
          (d) To the Knowledge of the Company, no Hazardous Substances have been released or otherwise come to be located at any property or facility owned or operated by the Company or any of its Subsidiaries in a manner that is in material violation of any Environmental Law or that has given or would reasonably be expected to give rise to any liability under Environmental Laws; and
          (e) To the Knowledge of the Company, the Company and each of its Subsidiaries holds and is in compliance, in all material respects, with all Permits required to conduct its business and operations under all applicable Environmental Laws.
     Section 3.23 Employee Matters.
          (a) As of the date hereof, there are no labor or employment claims, grievances, arbitration demands, actions, suits or disputes pending or, to the Knowledge of the Company, threatened involving the Company or any of its Subsidiaries and any of their employees or former employees, other than those that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.23(a) of the Company Disclosure Letter, there has been: (i) to the Knowledge of the Company, no labor union organizing or attempting to organize any employee of the Company or any of its Subsidiaries into one or more collective bargaining units; and (ii) no labor dispute, strike, work slowdown, work stoppage, picketing, or lock out or other collective labor action by or with respect to any employees of the Company or any of its Subsidiaries pending or occurring since January 1, 2006 or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other agreement with any labor organization applicable to the employees of the Company or any of its Subsidiaries and no such agreement is currently being negotiated.
          (b) The Company and its Subsidiaries (i) are in compliance in all material respects with all applicable Laws, regulations, policies and procedures, and collective bargaining and other contractual obligations respecting employment and employment practices, terms and conditions of employment, including all such obligations relating to health and safety, discrimination, harassment, immigration, compensation, and wages and hours, and are not engaged in any unfair labor practice as defined by the National Labor Relations Act, (ii) are not liable in any material respect for any arrears of wages or any penalty for failure to comply with any of the foregoing and (iii) are not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefit or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).
          (c) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law involving the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 O.K. Section 1514A(a).
          (d) Neither the Company nor any of its Subsidiaries: (i) has had since January 1, 2006 any mass layoff of employees, as defined under the Workers Adjustment and Retraining Notification Act (“WARN”) (or other similar state law); or (ii) has implemented since January 1, 2006 any early mass retirement or mass separation program.
     Section 3.24 Certain Payments. Neither the Company nor, to the Knowledge of the Company, any of the directors, executive officers, agent or employees of the Company or any of its Subsidiaries acting in his or her capacity as a director, executive officer, agent or employee of the Company or any of its Subsidiaries (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, except to the extent that, in the case of clauses (a) and (d) above, such activities would not result in material liability to the Company and its Subsidiaries taken as a whole.
     Section 3.25 Suppliers. Section 3.25 of the Company Disclosure Letter sets forth the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole, for the year ended December 31, 2007 based on aggregate payments made to such suppliers by the Company and its Subsidiaries during such period (the “Significant Suppliers”). To the Knowledge of the Company, since December 31, 2007 and through the date hereof, neither the Company nor any of its Subsidiaries has received from any of the Significant Suppliers any written notice of termination or material alteration of any contract or business relationship governed thereby.
     Section 3.26 Information in the Company Proxy Statement. The information in the Company Proxy Statement will not contain at the time the Company Proxy Statement is first mailed to stockholders of the Company, or at the time of the Company Stockholders Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied in writing by or on behalf of the Parent or Merger Sub that is contained in the Company Proxy Statement or any amendment or supplement thereto.
     Section 3.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes or has made any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the letter delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Acquiror Disclosure Letter”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
     Section 4.1 Organization and Power. Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Nevada and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and as it will be conducted through the Effective Time. Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and as it will be conducted through the Effective Time.
     Section 4.2 Corporate Authorization. Parent and Merger Sub each have the requisite corporate or other power and authority to enter into and to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub.
     Section 4.3 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditor’s rights generally, (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity), and (c) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.

     Section 4.4 Required Filings and Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity other than: (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware; (b) applicable requirements of the Exchange Act or the Securities Act; (c) compliance with and filings under (i) the HSR Act and (ii) any applicable requirements of any Foreign Merger Control Law; and (d) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Merger Sub Material Adverse Effect.
     Section 4.5 Non Contravention. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, including the Merger, will not:
          (a) conflict with, or result in any breach of any provision of the certificate of incorporation, bylaws or other organizational documents of either Parent or Merger Sub;
          (b) result in any violation, or the breach of, or constitute a default under, give rise to any right of modification, termination, cancellation or acceleration under, or result in the creation or imposition of a Lien, under any Contract to which Parent or Merger Sub is a party or by which any of them is otherwise bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or the imposition of Liens as to which requisite waivers or consents have been obtained or will be obtained prior to the Effective Time or which would not reasonably be expected to have a Merger Sub Material Adverse Effect;
          (c) contravene or conflict with, or result in any violation or breach of, any Permit of Parent or Merger Sub except as would not reasonably be expected to have a Merger Sub Material Adverse Effect; or
          (d) violate the provisions of any Law or Order applicable to Parent or Merger Sub, except for any such violations that would not reasonably be expected to have a Merger Sub Material Adverse Effect.
     Section 4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Action pending, or to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Entity that would or seeks to materially delay the consummation of the Merger or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder. As of the date hereof, neither Parent nor any of its Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Entity, or any order, judgment, injunction or decree of any Governmental Entity that would or seeks to prevent or materially delay the consummation of the Merger or otherwise prevent or materially delay Parent or any of its Affiliates from performing their obligations hereunder.
     Section 4.7 Financing.

          (a) At the Closing, Parent and Merger Sub will have immediately available funds sufficient to pay the aggregate Merger Consideration and any other payments contemplated by this Agreement and to pay all fees and expenses related to the Financing, the Merger or any other transactions contemplated by this Agreement. True, complete and correct copies of the fully executed Purchase Agreement by and between HSS and Stanford International Bank Ltd., (“SIBL”) dated as of the date of this Agreement (the “Purchase Agreement”), pursuant to which SIBL has agreed, subject to the terms and conditions thereof, to provide to Parent and/or Merger Sub the amounts set forth therein (the “Financing”), have been provided to the Company. The Purchase Agreement is the only agreement that has been entered into by Parent or its Affiliates with respect to the Financing that contain conditions to the closing of the Financing. Except to the extent permitted by Section 5.12(c), the Purchase Agreement has not been amended or modified, and the respective obligations contained in the Purchase Agreement have not been withdrawn or rescinded in any respect. Except to the extent permitted by Section 5.12(c), the Purchase Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and/or Merger Sub under any term or condition of the Purchase Agreement. Parent and/or Merger Sub has fully paid any and all commitment fees or other fees incurred in connection with the Purchase Agreement that have become due and payable. In the event a New Purchase Agreement is entered into, references in this Agreement to the Purchase Agreement shall be deemed to be references to the New Purchase Agreement.
          (b) Subject to its terms and conditions, the Financing, when funded in accordance with the Purchase Agreement, will provide funds at the Closing and at the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement. There are no conditions precedent or other contingencies to the funding of the full amount of the Financing other than as set forth in the Purchase Agreement. Parent and Merger Sub have no reason to believe that any of the conditions precedent to the Financing will not be satisfied in full in connection with the consummation of the transactions contemplated by this Agreement or that the Financing will not be available to Parent and/or Merger Sub on the Closing Date.
     Section 4.8 Operations of Parent and Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.
     Section 4.9 Solvency. After giving effect to all of the transactions contemplated hereby, including the Financing, any alternative financing, the payment of the aggregate Merger Consideration and payment in respect of the Equity Award Amounts contemplated by Section 2.5, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent. For the purposes of this Section 4.9, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person on a going concern basis will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
     Section 4.10 Management Agreements. Except as contemplated in this Agreement, there are no Contracts, understandings or arrangements between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand. Neither Parent nor Merger Sub, alone or together with any other Person, has been at any time, or became, an “interested stockholder” or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement.
     Section 4.11 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges that neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes or has made any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement.
     Section 4.12 Information in the Company Proxy Statement. The information supplied by Parent and Merger Sub expressly for inclusion in the Company Proxy Statement will not contain at the time the Company Proxy Statement is first mailed to stockholders of the Company, or at the time of the Company Stockholders Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied in writing by or on behalf of the Company that is contained in the Company Proxy Statement or any amendment or supplement thereto.
ARTICLE V
COVENANTS
     Section 5.1 Conduct of Business of the Company. Except as expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or otherwise required by Law, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations, in all material respects, in the ordinary course of business, and (y) use its commercially reasonable efforts to: maintain and preserve intact its business organization, keep available the services of its current officers, employees, consultants and independent contractors, and preserve, in all material respects, the Company’s goodwill and its current relationships with material customers, licensees and suppliers and other persons and entities with which the Company has material business relations. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which shall not be unreasonably withheld or delayed), as expressly contemplated by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter or otherwise required by Law, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company will not, and will cause each of its Subsidiaries not to, directly or indirectly, take any of the following actions:
          (a) amend the Company Organizational Documents;
          (b) declare, set aside, or pay any dividend or make any other distribution with respect to any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such; provided, however, that this Section 5.1(b) shall not apply to dividends or distributions paid by a Subsidiary to the Company or any other Subsidiary of the Company in the ordinary course of business;
          (c) (i) split, combine, subdivide or reclassify its capital stock, (ii) purchase, redeem, or otherwise acquire any shares of its capital stock, or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock, other than (A) the acquisition by the Company of shares of Common Stock in connection with the surrender of shares of Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares and Company RSUs in connection with the forfeiture of such awards, or (D) the acquisition on the open market by the trustee of the Company’s 401(k) Plan of shares of Common Stock in order to satisfy participant investment elections under the Company’s 401(k) Plan, (iii) issue, grant, deliver, sell, pledge, transfer, convey, dispose of or permit the imposition of any Lien or other encumbrance on any shares of its capital stock, any options, warrants, securities exercisable, exchangeable or convertible into any shares of its capital stock or any outstanding stock appreciation rights, stock awards, restricted stock, restricted stock awards, performance units, phantom stock, profit participation or similar rights with respect to the Company or any of its Subsidiaries or any shares of the Company’s capital stock, other than (A) pursuant to the exercise of Company Stock Options and settlement of Company RSUs outstanding as of the date of this Agreement, (B) as required pursuant to any Company Benefit Plan or (C) the sale by the trustee of the Company’s 401(k) Plan of shares of Common Stock in order to satisfy participant investment elections under the Company’s 401(k) Plan, or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under Section 5.1(d);
          (d) except (i) in the case of officers, employees, independent contractors and consultants of the Company or its Subsidiaries in the ordinary course of business or as required pursuant to existing written agreements, (ii) as required pursuant to the terms of any Company Benefit Plan (or related trust agreement), (iii) as necessary to comply with Section 409A of the Code, (iv) as otherwise expressly permitted by this Agreement, or (v) with the prior written consent of Parent (which shall not be unreasonably withheld or delayed), (A) increase the compensation or benefits payable to any directors, officers or employees of the Company or its Subsidiaries or enter into any new bonus or incentive arrangement with directors, officers or employees of the Company or its Subsidiaries, (B) grant or pay any severance or termination pay to any of the directors, officers or employees of the Company or its Subsidiaries, (C) enter into any new employment or severance agreement with any directors, officers or employees of the Company or its Subsidiaries, (D) establish, adopt, enter into, amend or take any action to accelerate rights or fund benefits under any Company Benefit Plan, or (E) otherwise make any change in any compensation arrangement or contract with any present or former employee, officer, director, independent contractor, consultant, or stockholder or establish, terminate or materially amend any Company Benefit Plan or materially increase benefits (including acceleration of benefits) under any Company Benefit Plan, or grant any awards under any Company Benefit Plan, provided, however, that the foregoing clauses (A), (C), (D) and (E) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or promoted employees, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the Company’s past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;
          (e) sell, lease, license or otherwise dispose of or effect a Lien on any assets with a value in excess of $50,000 individually or $200,000 in the aggregate, other than in the ordinary course of business;
          (f) license, lease, acquire, sublease, grant any Lien (other than Permitted Liens) affecting and/or transfer any material interest in any material asset other than leases entered into in the ordinary course of business, or enter into any amendment, extension or termination of any leasehold interest in any property other than in the ordinary course of business;
          (g) make any acquisitions of, capital contributions to, or investments in, by purchase of stock or other equity interests, or by merger, consolidation or other business combination, of any business, corporation, partnership, limited liability company, association, joint venture or other entity, or make any purchases of any material property or assets from any Person (other than a wholly-owned Subsidiary of the Company), other than purchases of current assets in the ordinary course of business;
          (h) incur, assume, guarantee or prepay any indebtedness for borrowed money or offer, place or arrange any issue of debt securities or commercial bank or other credit facilities, other than short-term borrowings by the Company in the ordinary course of business pursuant to the Company’s existing credit facilities and consistent with past practice, or an incurrence of indebtedness that does not cause the principal amount of outstanding indebtedness of the Company to exceed $1,000,000 at any time;

          (i) make any material loans, advances or capital contributions to, or investments in, any other Person, other than contributions or investments (i) to or in Subsidiaries, (ii) among Subsidiaries, (iii) constituting advances of expenses to employees in the ordinary course of business, or (iv) pursuant to Contracts existing on the date of this Agreement;
          (j) authorize or make any capital expenditure, other than (i) as specifically provided on Schedule 5.1 to the Company Disclosure Letter or (ii) capital expenditures of approximately $500,000 through December 31, 2008, consistent with the Company’s 2008 Management Forecast, and $250,000 following December 31, 2008, consistent with the Company’s 2009 Business Plan;
          (k) change its financial accounting principles, policies or procedures, other than as required by Law or GAAP, or write up, write down or write off the book value of any assets of the Company and its Subsidiaries, other than in any such case (i) in the ordinary course of business, or (ii) as may be required by Law or GAAP;
          (l) waive, release, assign, settle or compromise any material Legal Action, other than as reflected or reserved against in the most recent audited financial statements of the Company (or the notes thereto) included in the Company SEC Documents (for amounts not in excess of such reserves);
          (m) (i) settle or compromise any material Tax audit, make or change any material Tax election or file any material amendment to a material Tax Return, (ii) except as required by applicable Law, change any annual Tax accounting period or adopt or change any material Tax accounting method, or (iii) enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;
          (n) other than as permitted hereunder, satisfy, discharge, waive or settle any material right or obligation, other than in the ordinary course of business;
          (o) enter into, terminate or materially amend any Material Contract (it being agreed, for avoidance of doubt, that ordinary course licenses by the Company of its commercial off-the-shelf computer software are not Material Contracts for purposes of this Agreement);
          (p) (i) eliminate the positions of any employees, (ii) terminate the employment of employees except for terminations of individual employees based on such employee’s failure to properly perform his or her duties and responsibilities, or (iii) terminate the employment of two or more employees; or
          (q) agree or commit to do any of the foregoing.
     Section 5.2 Access to Information; Confidentiality.
          (a) Subject to applicable Law and that certain confidentiality agreement by and between the Company and Parent, dated as of August 1, 2008 (the “Confidentiality Agreement”), and solely with respect to financing sources that are not a party to any

Confidentiality Agreement as of the date of this Agreement other confidentiality provisions reasonably acceptable to the Company, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and its Representatives and financing sources, at Parent’s expense, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company or the performance of their duties) as Parent reasonably may request, and (ii) subject to applicable Law and the Company’s existing written policies with respect to the protection of employee privacy and protection of attorney-client privilege and attorney work product, all documents that Parent reasonably may request.
          (b) The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 5.2(a), and neither Merger Sub nor Parent may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Article III.
          (c) All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives shall be kept confidential by Parent and its Representatives in accordance with the Confidentiality Agreement.
     Section 5.3 Limitations on Solicitation.
          (a) Subject to Section 5.3(b) and Section 5.3(d):
               (i) The Company shall not, shall cause its officers, directors and Subsidiaries not to, and shall not authorize its Representatives to initiate, solicit or knowingly encourage or knowingly facilitate the submission of any Takeover Proposal, or engage in negotiations with respect thereto.
               (ii) The Company shall not, shall cause its officers, directors, and Subsidiaries not to, and shall not authorize its Representatives to approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal, or effect a Recommendation Change, or enter into any merger agreement, letter of intent, agreement in principle, purchase agreement, option agreement or other similar agreement providing for a Takeover Proposal.
          (b) Notwithstanding anything to the contrary contained in this Section 5.3, if prior to obtaining the Requisite Stockholder Vote, (i) the Company has received a written Takeover Proposal from a third party that the Company Board (or the Strategic Alternatives Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) to be bona fide, (ii) the Company has not intentionally or materially breached this Section 5.3, (iii) the Company Board (or the Strategic Alternatives Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, and (iv) the Company Board (or the Strategic Alternatives Committee) determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (A) and (B) below could result in a violation of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, and (B) participate, engage or assist in any manner in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, however, the Company (x) will not, and will not allow its Subsidiaries or authorize its or their Representatives to, disclose any non-public information to such Person without first entering into a confidentiality agreement with such Person that contains confidentiality provisions that are not materially less restrictive in the aggregate to such Person than those provisions contained in the Confidentiality Agreement are to Parent, and (y) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent.
          (c) Subject to the fiduciary duties of the Company Board, in the event the Company receives: (i) any Takeover Proposal or any bona fide proposal or offer with respect to a Takeover Proposal; (ii) any request for non-public information relating to the Company or any of its Subsidiaries concerning a Takeover Proposal; or (iii) any bona fide inquiry or request for discussions or negotiations regarding any Takeover Proposal, the Company shall promptly, but in no event later than two (2) Business Days thereafter, notify Parent and disclose to Parent the material terms of such Takeover Proposal, request or inquiry.
          (d) Notwithstanding anything in Section 5.3(a)(ii) to the contrary, if at any time prior to obtaining the Requisite Stockholder Vote, (A) the Company Board (or the Strategic Alternatives Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that a Takeover Proposal received by the Company constitutes a Superior Proposal, and (B) the Company Board (or the Strategic Alternatives Committee) determines in good faith (after consultation with its outside legal counsel) that failing to take such action could result in a breach of the fiduciary duties of the Company Board under applicable Law, the Company Board (or the Strategic Alternatives Committee) may (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or recommend or endorse, or propose publicly to recommend or endorse, any Takeover Proposal (a “Recommendation Change”), and/or (y) cause the Company to terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y) and any such purported termination shall be void ab initio, unless in advance of or concurrently with such termination the Company pays the Company Termination Fee as required by Section 7.6(a)(ii) and simultaneously with such termination enters into an acquisition agreement, merger agreement or similar definitive agreement (the “Alternative Acquisition Agreement”) and terminates this Agreement in compliance with Section 7.4(b) and provided, further, that the Company Board may not make a Recommendation Change or terminate this Agreement pursuant to the foregoing clause (y) and any such purported termination shall be void ab initio unless the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal. During the Notice Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, and the Company Board shall take into account any changes to the financial and other terms of this

Agreement proposed by Parent and Merger Sub (in the form of a binding, written and complete proposal, including all exhibits, ancillary agreements, schedules and necessary amendments to the terms of this Agreement) in response to any such written notice by the Company or otherwise, so that the Takeover Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by the Company and a new three (3) Business Day period).
          (e) Subject to this Section 5.3 the Company shall not terminate, waive, amend or modify any material provision of any standstill or confidentiality agreement to which it is a party that relates to a transaction of a type described in the definition of Takeover Proposal; provided, however¸ that the Company may permit to be taken any of the actions prohibited under a standstill agreement if the Company Board (or the Strategic Alternatives Committee) determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.
          (f) Nothing contained in this Section 5.3 shall prohibit the Company Board (or the Strategic Alternatives Committee) from (i) complying with its disclosure obligations under United States federal or state Law with regard to a Takeover Proposal, including taking and disclosing to the stockholders of the Company a position with respect to any tender or exchange offer by a third party pursuant to Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any required (based on the good faith determination of the Company Board (or Strategic Alternatives Committee)) “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.
          (g) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions of any other Law) or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement.
     Section 5.4 Notices of Certain Events.
          (a) The Company will notify Parent and Merger Sub (and provide copies if applicable) of (i) any written or, to the Knowledge of the Company, oral communication from (x) any Governmental Entity or (y) any third party alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) the commencement or threat, in writing, of any Legal Action affecting the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the Knowledge of the Company, any employee, agent, director or officer, in his or her capacity as such, which if pending on the date hereof, would have been required to have been disclosed by the Company pursuant to this Agreement or which relates to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which causes, or would reasonably be expected to cause, any condition to the obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (v) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (vi) the occurrence of an event which would reasonably be expected to have a Company Material Adverse Effect or that would otherwise reasonably be expected to cause a condition in Article VI not to be satisfied. With respect to any of the foregoing, the Company will consult with Parent and Merger Sub and their Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate adverse consequences that may result from any of the foregoing.
          (b) Parent and Merger Sub will notify the Company of (i) any written or, to the Knowledge of Parent or Merger Sub, oral communication from (x) any Governmental Entity or (y) any third party alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent and Merger Sub or their Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent and Merger Sub or their Representatives), (iii) the commencement or threat in writing of any Legal Actions affecting Parent or any of its Affiliates that are related to the transactions contemplated by this Agreement (and the response thereto from Parent and Merger Sub or their Representatives), (iv) any event, change, occurrence, circumstance or development which causes, or would reasonably expected to cause the Financing to become unavailable on the terms and conditions contemplated in the Purchase Agreement or to otherwise be delayed, (v) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which Parent or Merger Sub learns and which causes, or is reasonably expected to cause, any condition to the obligations of Parent or Merger Sub to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (vi) any material failure of Parent or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (vii) the occurrence of any event that would reasonably be expected to cause a condition in Article VI not to be satisfied. With respect to any of the foregoing, Parent and Merger Sub will consult with the Company and its Representatives so as to permit the Company and Parent and Merger Sub and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate adverse consequences that may result from any of the foregoing.
     Section 5.5 Stockholders Meeting; Proxy Material.
          (a) Subject to the reasonable cooperation of Parent, in connection with the Company Stockholders Meeting, the Company will use its commercially reasonable efforts to, as soon as reasonably practicable after the date of this Agreement, but in any event no later than November 3, 2008, prepare and file or cause to be filed with the SEC the Company Proxy Statement. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Company Proxy Statement or that is customarily included in proxy statements or other filings prepared in connection with transactions of the type contemplated by this Agreement. Each of Parent, Merger Sub and the Company will use their commercially reasonable efforts to respond as soon as reasonably practicable to any comments received from the SEC with respect to the Company Proxy Statement. Each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Company Proxy Statement and shall provide the other party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand relating to the Company Proxy Statement. The Company shall give Parent and Merger Sub a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Company Proxy Statement prior to transmission to the SEC or its staff. If at any time prior to the Company Stockholders Meeting, any information relating to Parent, Merger Sub, the Company or any of their respective Affiliates, officers or directors, should be discovered by Parent, Merger Sub or the Company which should be set forth in an amendment or supplement to the Company Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of the Company. The Company will mail or cause to be mailed to its stockholders, as soon as reasonably practicable after filing with the SEC, the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Stockholders Meeting. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to the Company’s stockholders.
          (b) The Company shall as soon as reasonably practicable duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Requisite Stockholder Vote as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Company Proxy Statement. Except to the extent the Company Board (or the Strategic Alternatives Committee) shall have withdrawn, modified or qualified the Company Board Recommendation as specifically permitted by Section 5.3(d) hereof, the Company shall include in the Company Proxy Statement the Company Board Recommendation and shall take all action that is both reasonable and lawful to solicit the Requisite Stockholder Vote. Notwithstanding anything to the contrary in the preceding sentence and for the avoidance of doubt, at any time prior to obtaining the Requisite Stockholder Vote, the Company may cancel the Company Stockholders Meeting if this Agreement is terminated before the meeting is held; provided, however, that the Company may postpone or adjourn the meeting if required by any Order.
          (c) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Company Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or any of its Subsidiaries in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein. The Company agrees that the Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
     Section 5.6 Employees; Benefit Plans.
          (a) The Surviving Corporation and its Affiliates will honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements, offer letters, offer summaries and other written arrangements, but excluding any commitment, understanding or promise to grant equity compensation) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be expressly permitted by the terms of such Company Benefit Plans. During the period from the Effective Date through the first (1st) anniversary of the Effective Time (the “Continuation Period”), the Surviving Corporation will provide all employees of the Company and its Subsidiaries as of the Effective Time who continue employment with the Surviving Corporation (“Employees”) with benefits under employee benefit plans (within the meaning of Section 3(3) of ERISA) and other perquisites and fringe benefits (collectively, “Employee Benefits”), other than equity based compensation, that are no less favorable in the aggregate, on a group rather than an individual basis, than the Employee Benefits provided by the Company and its Subsidiaries as in effect at the Effective Time; provided, however, that, subject to the requirements of the portion of this sentence that precedes this proviso, nothing herein shall (i) require that the Surviving Corporation maintain or continue any particular Company Benefit Plan or (ii) interfere with the Surviving Corporation’s right or obligation to make changes to any Company Benefit Plan or New Plan. Notwithstanding anything to the contrary set forth herein, subject to Section 5.6(a), nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee.
          (b) For all purposes under the employee benefit plans of the Surviving Corporation and its Affiliates providing benefits to any Employees after the Effective Time (the “New Plans”), the Surviving Corporation shall cause each Employee to receive credit for all service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities with respect to which the Company and its Affiliates have given credit for prior service) to the extent recognized in any similar Company Benefit Plans in which such Employee participated immediately prior to the Closing (such service, “Pre-Closing Service”) for all purposes, including determining eligibility to participate, level of benefits and vesting to the extent such credit would result in a duplication of accrual of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Employee immediately will be eligible to participate, without any waiting time, in any New Plan to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Employee, the Surviving Corporation will cause or use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (c) The provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former employee, director, independent contractor or consultant of the Company or its Subsidiaries or any other Person associated therewith shall be regarded as a third party beneficiary of this Section 5.6. No provision of this Agreement shall be construed as amending any Company Benefit Plan and any provisions hereof regarding Company Benefit Plans shall not become effective unless and until the Company Board or any other entity overseeing such Company Benefit Plans takes such action as they deem necessary and appropriate to implement such provisions. Neither the Company Board’s nor any other entities’ approval of this Agreement, nor the execution of this Agreement by an officer or director of the Company, shall constitute the required action.
     Section 5.7 Directors’ and Officers’ Indemnification and Insurance.
          (a) In the event of any threatened or actual Legal Action, whether civil, criminal or administrative, including any such Legal Action or investigation in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time (including with respect to any action or failure to take action occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other transactions contemplated hereby), Parent and the Surviving Corporation (each, an “Indemnifying Party”) will, jointly and severally, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and required by the Company Organizational Documents (or any similar organizational document of the Company or any of its Subsidiaries), and when applicable any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, reasonable legal and other expenses (including reimbursement for reasonable legal and other fees and expenses incurred in advance of the final disposition of any Legal Action or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement incurred by such Indemnified Party in connection with such Legal Action or investigation. To the extent permitted by applicable Law and the Company Organizational Documents, Parent shall, or shall cause the Surviving Corporation to, promptly advance all out-of-pocket expenses of each Indemnified Party in connection with any such Legal Action or investigation as such expenses (including reasonable attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor; provided, however, (if and to the extent required by the DGCL or other applicable Law or the Company Organizational Documents) that such Indemnified Party undertakes to repay such amount if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under the DGCL or other applicable Law or the Company Organizational Documents with respect to such Legal Action or investigation. In the event any Legal Action or investigation is brought against any Indemnified Party, Parent and the Surviving Corporation shall each use all commercially reasonable efforts to assist in the vigorous defense of such matter; provided, however, that (i) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action or investigation (and in which indemnification could be sought by such Indemnified Party hereunder) without the prior written consent of such Indemnified Party if and to the extent such settlement, compromise or judgment involves non-monetary relief from such Indemnified Party and (ii) no Indemnifying Party shall be liable for any settlement, compromise or consent to the entry of any judgment in any Legal Action or investigation effected without its prior written consent.
          (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the D&O Insurance (a complete and accurate copy of which has been heretofore made available to Parent), on terms with respect to the coverage, deductible and amounts no less favorable in the aggregate than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that (x) in satisfying its obligations under this Section 5.7(b) the Surviving Corporation shall not be obligated to pay annual premiums in excess of 200% of the amount currently paid by the Company (which premiums are set forth in Section 5.7(b) of the Company Disclosure Letter), it being understood and agreed that the Surviving Corporation shall nevertheless be obligated to provide the maximum amount of such coverage as may be obtained for such annual 200% amount, and (y) in the event of the application of clause (x), any Indemnified Party, upon reasonable written notice thereof (which notice shall be provided no later than thirty (30) days prior to the Effective Time and shall set forth in reasonable detail for each Person to be covered the policy coverage, premiums, deductibles, limitations and other pertinent information), who desires to obtain additional coverage such that, when combined with the coverage obtained by the Surviving Corporation in accordance with clause (x), it provides insurance coverage equivalent to the D&O Insurance in effect on the date hereof, may so elect and, if available the Surviving Corporation shall acquire such additional coverage on behalf of such Person; provided, however, that in the event any Indemnified Party makes such an election, such Indemnified Party shall pay the portion of the premium of such D&O Insurance in excess of the amount which the Surviving Corporation is obligated to pay pursuant to this Section 5.7. At the Company’s option, the Company may purchase, prior to the Effective Time, a six (6)-year pre-paid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current D&O Insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. In addition, if the Company has not purchased any such policy, the Surviving Corporation may acquire a six (6)-year pre-paid tail policy for Persons currently covered by D&O Insurance that is consistent with the first sentence of this Section 5.7(b). In either case, any such policy, when fully paid for, shall be in lieu of satisfying the Surviving Corporation’s obligations pursuant to the first sentence of this Section 5.7(b). The obligation to maintain insurance provided in this Section 5.7(b) shall continue in full force and effect for a period of not less than six (6) years from and after the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six (6)-year period, the Surviving Corporation shall ensure that such insurance remains in full force and effect with respect to such claims until final disposition thereof.
          (c) Following the Effective Time, the Surviving Corporation and each of its Subsidiaries shall include and maintain in effect in their respective certificates of incorporation or bylaws (or similar organizational documents) for a period of six (6) years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, no less advantageous to the Indemnified Parties than the corresponding provisions contained in such organizational documents as of the date of this Agreement.
          (d) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation (or acquirer of such assets) shall assume all of the obligations of the Surviving Corporation set forth in this Section 5.7.
          (e) The provisions of this Section 5.7 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.7 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational documents of the Surviving Corporation or any of its Subsidiaries) or otherwise.
     Section 5.8 Reasonable Efforts.
          (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from any Governmental Entity, (ii) if applicable, making, as promptly as practicable, an appropriate filing with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, as applicable, which filings shall specifically request early termination of the waiting period prescribed by the HSR Act, and submitting as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act, (iii) making, as promptly as practicable, appropriate filings under any Foreign Merger Control Law, if required, (iv) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement (provided, however, in no event shall obtaining such consents, approvals or waivers be required as a condition to Closing hereunder), (v) subject to first having used its commercially reasonable efforts to negotiate a reasonable resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, (vi) promptly obtaining (including drawing down) the Financing and/or any alternative financing, and (vii) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement.
          (b) Parent and Merger Sub and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.8, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to or received from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, (y) as necessary to address good faith legal privilege or confidentiality concerns and (z) as necessary to comply with applicable Law. Neither Parent and Merger Sub nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
          (c) Each of Parent and Merger Sub and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division, or any Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent and Merger Sub or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Person that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with the FTC, the Antitrust Division, or any Governmental Entity in connection with the transactions contemplated by this Agreement unless, except where prohibited by Law, it so consults with the other party in advance and, to the extent not prohibited by the FTC, the Antitrust Division, or such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division, or any Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its commercially reasonable efforts (i) to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition, premerger notification, trade regulation or merger control Law, including (subject to first having used commercially reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding, and (ii) to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.
     Section 5.9 Public Announcements. The initial press release concerning this Agreement or the transactions contemplated hereby shall be a joint press release and, thereafter, so long as the Agreement remains in effect, the parties agree that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement shall be required by Law or the rules or regulations of any securities exchange in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by Parent or the Company in compliance with this Section 5.9 and do not reveal non-public information regarding the other party; provided, further, however, that the Company may issue any public release or announcement, without prior consultation with Parent, contemplated by, or with respect to any Recommendation Change or any other action taken in connection with Section 5.3.
     Section 5.10 Fees and Expenses. All expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring those expenses, except as otherwise provided in Section 5.7, Section 5.12 and Section 7.6; provided, however, that Parent shall pay any filing fee under the HSR Act, if applicable.
     Section 5.11 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement, and (b) otherwise act to eliminate or minimize the effects of such takeover statute.
     Section 5.12 Financing.
          (a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, provide and cause their respective Representatives (including legal and accounting advisors) to provide to Parent and Merger Sub, at Parent’s sole expense and upon reasonable prior notice, all reasonable cooperation as is customary and may be reasonably requested by Parent in connection with the Financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries); provided, however, that neither of the Company nor any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liabilities that are not simultaneously reimbursed by Parent in connection with the Financing prior to the Effective Time. Parent shall indemnify and hold harmless the Company, any of its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information provided by the Company or any of its Subsidiaries).
          (b) Parent and Merger Sub shall use their commercially reasonable efforts to arrange the Financing as promptly as practicable on the terms and conditions described in the Purchase Agreement (provided that Parent and Merger Sub may replace or amend the Purchase Agreement to include additional investors (who are reasonably acceptable to the Company) who execute a counterpart to the Confidentiality Agreement which had not executed the Purchase Agreement as of the date hereof or otherwise so long as such replacement or amendment would not adversely impact in any material respect the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby), including using reasonable best efforts to: (i) maintain in effect the Purchase Agreement or the New Purchase Agreement, as applicable; (ii) satisfy on a timely basis all conditions applicable to Parent and/or Merger Sub in such definitive agreement(s) that are within their control; and (iii) enforce the rights of Parent and/or Merger Sub under such definitive agreement(s).
          (c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Purchase Agreement without the consent of the Company if such amendments, modifications or waivers would impose new or additional conditions or otherwise amend, modify or waive any of the conditions to the receipt of the Financing in a manner that would be reasonably be expected to delay the Financing or delay, hinder or prevent the timely satisfaction of the conditions set forth in Article VI and consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, the Purchase Agreement may be superseded at the option of Parent and Merger Sub after the date of this Agreement but prior to the Effective Time by a purchase agreement (the “New Purchase Agreement”) which replaces the existing Purchase Agreement; provided, however, that: (x) the investors under the New Purchase Agreement shall be reasonably acceptable to the Company, and (y) the terms of the New Purchase Agreement shall not (i) impose new, additional or modified conditions to the receipt of the Financing as set forth in the Purchase Agreement or (ii) be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VI or the consummation of the Financing and/or Merger.
          (d) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.
     Section 5.13 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective, as of the Effective Time, of those directors and officers of the Company or any Subsidiary of the Company designated by Parent to the Company in writing prior to the Closing.
     Section 5.14 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, knowingly take or permit any action (a) to cause its representations and warranties set forth in Article IV to be untrue in any material respect; or (b) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement, the Purchase Agreement or any other financing commitments.
     Section 5.15 Control of Operations. Without in any way limiting any party’s rights or obligations otherwise set forth under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
     Section 5.16 Voting Agreement. Contemporaneously with the execution of this Agreement, the Company shall cause the Voting Agreement to be delivered to Parent from each of the Company’s executive officers and directors, and their Affiliates, identified on Exhibit C.
     Section 5.17 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the transactions contemplated hereby.
ARTICLE VI
CONDITIONS TO THE MERGER
     Section 6.1 Conditions to the Obligations of Each Party. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:
          (a) Stockholder Approval. The Requisite Stockholder Vote shall have been obtained.
          (b) Regulatory Approvals. (a) If applicable, the waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and (b) if any Foreign Merger Control Law is applicable to the transactions contemplated hereby, then the applicable Governmental Entity shall have given all necessary approvals or consents, except for those approvals or consents the failure of which to obtain would not be material to the Company and its Subsidiaries, taken as a whole.
          (c) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect that have the effect of making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger. No Governmental Entity shall have commenced and not withdrawn any proceeding seeking to enjoin or otherwise prohibit consummation of the Merger.
     Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company set forth herein (i) subject to any qualification as to “materiality,” “Company Material Adverse Effect” or words of similar meaning set forth therein shall be true and correct, and (ii) not subject to any such qualification shall be true and correct in all material respects, in each case as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date). Parent shall have received at the Closing a certificate dated the Closing Date and signed on behalf of the Company by a senior executive officer of the Company to the effect that such officer has read this Section 6.2(a) and the conditions set forth in this Section 6.2(a) have been satisfied.
          (b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder on or prior to the Effective Time, and Parent shall have received a certificate dated the Closing Date and signed on behalf of the Company by a senior executive officer of the Company to such effect.
          (c) No Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect since the date hereof.
          (d) Third Party Consents. All waivers or consents have been obtained with respect to the Contracts set forth on Section 6.2(d) of the Company Disclosure Letter.
     Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein (i) subject to any qualification as to “materiality,” “Merger Sub Material Adverse Effect” or words of similar meaning set forth therein shall be true and correct, and (ii) not subject to any such qualification shall be true and correct in all material respects, in each case as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date). The Company shall have received at the Closing a certificate dated the Closing Date and signed on behalf of

Parent by a senior executive officer of Parent to the effect that such officer has read this Section 6.3(a) and the conditions set forth in this Section 6.3(a) have been satisfied.
          (b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder, and the Company shall have received a certificate dated the Closing Date and signed on behalf of Parent by a senior executive officer of Parent to such effect.
     Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of any representation, warranty, covenant or agreement set forth in this Agreement.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
     Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, by mutual written consent of Parent and the Company.
     Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company by written notice at any time prior to the Effective Time:
          (a) whether prior to or after the satisfaction of the condition set forth in Section 6.1(a), if the Effective Time is not on or before March 31, 2009 (the “Outside Date”);
          (b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Stockholder Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or
          (c) if any Law or Governmental Entity prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable; provided, however that the party seeking to terminate this Agreement pursuant to this Section 7.2(c) shall have used all reasonable best efforts to prevent the entry of and to remove or avoid such prohibition or Order to the extent within its control or influence;
provided, however, that in each case the right to terminate this Agreement under this Section 7.2 will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of a condition to the Merger.
     Section 7.3 Termination by Parent. This Agreement may be terminated by Parent by written notice at any time prior to the Effective Time:

          (a) if, (i) the Company Board shall have made a Recommendation Change, (ii) the Company Board approves, endorses or recommends any Takeover Proposal other than the Merger or has entered into any letter of intent or similar document or any contract accepting any Takeover Proposal, (iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement to the extent required pursuant to Section 5.5, or (iv) the Company has intentionally and knowingly materially breached any of its obligations under Section 5.3; or
          (b) if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied.
     Section 7.4 Termination by the Company. This Agreement may be terminated by the Company by written notice:
          (a) if, at any time prior to the Effective Time, a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would prevent Parent or Merger Sub from consummating the transactions contemplated by this Agreement, and such breach is incapable of being cured by the Outside Date; provided, however, that the Company is not then in material breach of this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied;
          (b) pursuant to and in accordance with Section 5.3(d); or
          (c) if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) or waived and (ii) on or prior to the designated day for Closing under Section 2.1(b) hereof, neither Parent nor Merger Sub shall have received the proceeds of the Financing in an amount sufficient to consummate the transactions contemplated by this Agreement.
     Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of Section 5.2(c), Section 5.10, the indemnity and reimbursement provisions of Section 5.12(a), this Section 7.5, Section 7.6 and Article VIII will survive any termination of this Agreement; provided, however, that (i) except as otherwise provided in Section 7.6, nothing herein shall relieve any Party from liabilities as a result of any intentional breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination and (ii) the Deposit Escrow Agreement shall remain in full force and effect.
     Section 7.6 Payment of Fees Following Termination.

          (a) The Company will pay, or cause to be paid, to an account or accounts designated by Parent, by wire transfer of immediately available funds, an amount equal to the Company Termination Fee:
               (i) if this Agreement is terminated by Parent pursuant to Section 7.3(a), in which event payment will be made within two (2) Business Days after such termination;
               (ii) if this Agreement is terminated by the Company pursuant to Section 7.4(b), in which event payment must be made in advance of or concurrent with such termination; or
               (iii) if (A) a bona fide Takeover Proposal shall have been made known publicly and not withdrawn prior to the termination of this Agreement and (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) or Section 7.2(b), or by Parent pursuant to Section 7.3(b), and within twelve (12) months following the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement providing for the implementation of such Takeover Proposal or the Company thereafter consummates such Takeover Proposal, in which event payment will be made on or prior to the date on which the Company enters into such definitive agreement.
For purposes of this Section 7.6 only, references in the definition of the term “Takeover Proposal” to the figure “20%” will be deemed to be replaced by “more than 50%.”
          (b) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
          (c) The Company acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements Parent and Merger Sub would not have entered into this Agreement, and that the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 7.6 are reasonable forecasts of the actual damages which may be incurred and constitute liquidated damages and not a penalty.
          (d) If the Company fails to pay as directed in writing by Parent any amounts due to accounts designated by Parent pursuant to this Section 7.6 within the time periods specified in this Section 7.6, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent and/or Merger Sub in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
          (e) Each of Parent and Merger Sub hereby agrees, that upon any termination of this Agreement under circumstances where it is entitled to a termination fee pursuant to this Section 7.6 and provided such termination fee is paid in full, Parent, Merger Sub and their Affiliates shall be precluded from any other remedy against the Company or its Affiliates or

Representatives, at Law or in equity or otherwise, and neither Parent, Merger Sub nor any of their Affiliates may seek (and Parent shall cause such Persons not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or its Representatives, Affiliates, directors, officers, employees, partners, managers, members, or stockholders in connection with this Agreement or the transactions contemplated hereby.
     Section 7.7 Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after stockholder approval hereof; provided, however, that (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.
     Section 7.8 Extension; Waiver. At any time prior to the Effective Time, Parent (for itself and Merger Sub), on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1 Survival. None of the representations, warranties and covenants to be performed prior to the Effective Time contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time; provided, however, that this Section 8.1 does not limit any covenant of the parties to this Agreement, which, by its terms, contemplates performance after the Effective Time. Without limiting the preceding sentence, the covenants and agreements of the parties contained in Section 7.5 (and the Sections referred to therein) and Section 7.6 and Article VIII of this Agreement shall survive termination of this Agreement in accordance with their terms. The Confidentiality Agreement, the Purchase Agreement and the Deposit Escrow Agreement will (a) survive termination of this Agreement in accordance with their respective terms and (b) the Confidentiality Agreement shall terminate as of the Effective Time.
     Section 8.2 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.
     Section 8.3 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in any state or federal court in the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.3, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
     Section 8.4 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.
     Section 8.5 Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or Merger Sub, to:	If to the Company, to:

Health Systems Solutions Group, LLC	Emageon Inc.
489 Fifth Avenue, 3rd Floor	1200 Corporate Drive
New York, N.Y. 10017	Suite 200
Facsimile No.: (212) 214-0348	Birmingham, Alabama 35242

Attn: Chief Financial Officer	Facsimile No.: (205) 980-9815
Attn: Chief Financial Officer
and
With a copy to (which will not constitute notice to the Company):
Health Systems Solutions Group, LLC
489 Fifth Avenue, 3rd Floor	Bass, Berry & Sims PLC
New York, N.Y. 10017	315 Deaderick Street, Suite 2700
Facsimile No.: (212) 214-0348	Nashville, TN 37238
Attn: General Counsel	Facsimile No.: (615) 742-2709
Attn: Howard H. Lamar III
Except after November 1, 2008, to those persons at:	Andrew L. McQueen
and
Health Systems Solutions Group, LLC	Sirote & Permutt, PC
42 W. 39th Street, 6th Floor	2311 Highland Avenue South
New York, N.Y. 10018	Birmingham, AL 35205
Facsimile No.: (205) 212-3887
With a copy to (which will not constitute notice to Parent or Merger Sub):	Attn: W. Todd Carlisle

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
(212) 451-2222
65 East 55th Street
New York, NY 10022-1106
Facsimile No.: (212) 451-2222
Attn: Steve Wolosky
or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.5, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.5 and appropriate confirmation is received.
     Section 8.6 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Acquiror Disclosure Letter, the Voting Agreements, the Purchase Agreement, the Deposit Escrow Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

     Section 8.7 No Third Party Beneficiaries. This Agreement is not intended to confer upon any person, other than the parties hereto and their successors and permitted assigns, any rights or remedies hereunder, except that the parties hereto agree and acknowledge that the agreements and covenants contained in Section 5.7 are intended for the direct and irrevocable benefit of the Indemnified Parties described therein and their respective heirs and legal representatives (each such Indemnified Party, a “Third Party Beneficiary”), and that each such Third Party Beneficiary, although not a party to this Agreement, shall be and is a direct and irrevocable third party beneficiary of such agreements and covenants and shall have the right to enforce such agreements and covenants against the Surviving Corporation in all respects fully and to the same extent as if such Third Party Beneficiary were a party hereto. Notwithstanding the foregoing or anything to the contrary in this Agreement, Parent acknowledges and agrees that in the event of any breach, or wrongful repudiation or termination, of this Agreement by Parent and/or Merger Sub, the actual or potential damages incurred by the Company for purposes of determining any remedy at Law or equity under this Agreement would include the actual and/or potential damages incurred by the Company’s stockholders in the event such Persons do not receive the benefit of the bargain negotiated by the Company on their behalf, subject to the Requisite Stockholder Approval, as set forth in this Agreement; provided, however, that it is agreed that neither this provision nor any other provision in this Agreement is intended to provide the Company’s stockholders (or any party acting on their behalf) the ability to directly seek (prior to the Closing Date) the enforcement of, or directly seek any remedies pursuant to, this Agreement, or otherwise create any rights in the Company’s stockholders under this Agreement or otherwise, including against the Company or its directors, under any theory of Law or equity, including under the applicable Laws of agency or the Laws relating to the rights and obligations of third party beneficiaries. For avoidance of doubt as to the parties’ intent, the determination of whether and how to terminate, amend, make any waiver or consent under or enforce this Agreement, and whether and how (if applicable) to distribute any damages award to its stockholders, shall exclusively belong to the Company in its sole discretion.
     Section 8.8 Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.
     Section 8.9 Assignment. This Agreement may not be assigned by any party without the prior written consent of the other party whether by operation of Law or otherwise. Any purported assignment not permitted under this Section 8.9 will be null and void ab initio. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their successors and assigns.
     Section 8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement, including each party’s failure to take all actions pursuant hereto as are necessary on its part to consummate the Merger and including Parent’s obligations with regard to arranging, enforcing and consummating the Financing or any alternative financing pursuant to Section 5.12, were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, regardless of the availability of an adequate and available damages remedy (including, without limitations, any remedies under the Deposit Escrow Agreement, which shall not be deemed liquidated damages), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the requirements that each party take all actions pursuant hereto as are necessary on its part to consummate the Merger and including Parent’s obligations with respect to arranging, enforcing and consummating the Financing or any alternative financing pursuant to Section 5.12, in the Delaware Court of Chancery, this being in addition to any other remedy to which they may be entitled at law or in equity.
     Section 8.11 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
     Section 8.12 Counterparts; Effectiveness. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “pdf’ format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.
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     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PARENT:

HEALTH SYSTEMS SOLUTIONS, INC.

By:	/s/ Michael G. Levine
Name:	Michael G. Levine
Title:	Chief Financial Officer

MERGER SUB:

HSS ACQUISITION CORP.

By:	/s/ Michael G. Levine
Name:	Michael G. Levine
Title:	Chief Executive Officer

COMPANY:

EMAGEON INC.

By:	/s/ Charles A. Jett, Jr.
Name:	Charles A. Jett, Jr.

Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]